Exhibit 99.14

August         , 2011

Dear Shareholder:

As you know, over the past three years, strains in the financial and housing markets have presented challenging conditions for FNB United Corp. (“FNB United”). In that time, FNB United has experienced a declining stock price, deteriorating asset quality, increased levels of nonperforming loans and a weakening of its capital position. During this period, the Board of Directors of FNB United has done everything it could in this challenging environment to review its strategic options and engage in efforts to raise capital to preserve shareholder value to the extent possible and preserve the existence of CommunityONE Bank, N.A. so it can continue to serve its customers and communities. We are pleased to report to you that you now have an opportunity to vote to support a transaction that will accomplish these goals.

FNB United and Bank of Granite Corporation (“Granite”) have entered into a merger agreement that provides for the combination of the two companies. In connection with the proposed merger FNB United will be recapitalized. To effect this recapitalization, FNB United has entered into investment agreements and subscription agreements under which private investors have agreed to invest a total of $310 million in FNB United. Completion of the proposed merger with Granite and FNB United’s recapitalization would enable the shareholders of FNB United to preserve some value and give CommunityONE Bank and Bank of Granite an opportunity to succeed and contribute to the success of their communities.

The FNB United board of directors has determined that the combination of FNB United and Granite and the recapitalization and related transactions are in the best interests of FNB United, and in turn its shareholders, based upon its analysis, investigation and deliberation, and the FNB United board of directors unanimously recommends that the FNB United shareholders vote “FOR” the approval of the proposals described in the enclosed joint proxy statement/prospectus.

Reasons to Support the Transaction

Completion of the recapitalization and the merger is likely the only means for you to preserve any value in your FNB United common stock.

CommunityONE was designated by the Office of the Comptroller of the Currency as “critically undercapitalized” as of April 29, 2011. Under the Federal Deposit Insurance Act,

August , 2011

but for the pendency of the merger and the recapitalization, CommunityONE Bank likely would have already been placed into receivership. If the recapitalization and the merger are not completed, it is expected that FNB United would not have time to find alternative sources of capital to prevent the receivership of CommunityONE Bank. In such event, the shareholders of FNB United will lose the entire value of their investments.

In addition to allowing you to preserve some value in your FNB United common stock, if the recapitalization and merger are completed, it is expected that FNB United and CommunityONE will be return to “well capitalized status” and that FNB United will have adequate capital to serve as a source of strength for CommunityONE and Bank of Granite.

Both CommunityONE Bank and Bank of Granite have been in existence for over 100 years. They have maintained strong ties to the communities they serve. In recent years, these communities have experienced serious economic troubles. The proposed transactions would enable both of these banks to resolve their current problems and begin rebuilding a sustainable banking business. The proposed merger and recapitalization offer a real chance for two North Carolina-based banks to regain their footing and rebuild themselves to meet the needs of their respective communities and contribute to the growth of the North Carolina economy.

Your Vote Is Important

Before we complete the merger and the recapitalization, FNB United shareholders must approve the issuance of the shares of FNB United common stock to the stockholders of Granite in connection with the merger, the issuance of shares of FNB United common stock to the investors under the investment agreements and the subscription agreements, and the issuance of the shares of FNB United common stock to Treasury under the exchange agreement, as well as various other matters described in the joint proxy statement/prospectus.

Voting by Proxy. The easiest way for you to vote and ensure that your vote is counted is to submit a proxy before the FNB United annual meeting of shareholders. You may submit a proxy in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to submit a proxy via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

•	Internet and telephone voting is available through 11:59 p.m. Eastern Time on the evening prior to the meeting.

Voting Shares Held in “Street Name.” If your shares of FNB United common stock are held in “street name” through a broker, bank or other nominee, that institution will send

August , 2011

you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the FNB United annual meeting will need to obtain a legal proxy form from the institution that holds their shares.

Voting at the Meeting. The annual meeting of FNB United shareholders will be held at the AVS Banquet Centre, 2045 North Fayetteville Street, Asheboro, North Carolina, at 9:30 a.m., local time, on                             , 2011. We encourage you to vote in advance of the FNB United annual meeting by submitting your proxy using the instructions above, but all shareholders as of the FNB United record date may also vote in person or by proxy at the annual meeting.

Where to Direct Questions. If you have any questions about the merger, the recapitalization or any of the proposals to be considered at the FNB United annual meeting of shareholders, need assistance in submitting your proxy or voting your shares or need additional copies of the joint proxy statement/prospectus or the enclosed proxy card, you should contact Phoenix Advisory Partners, FNB United’s proxy solicitor, at 1-866-304-2061.

Vote Now. After carefully reading and considering the information contained in the joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at the FNB United annual meeting of shareholders. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Whether your ownership is large or small, your vote is important. Please vote your shares today!

We thank you for the support that you have given FNB United and CommunityOne Bank during these difficult times.

Very truly yours,

James M. Campbell, Jr.

Chairman of the Board

Additional Information and Where to Find It

FNB United has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a joint proxy statement/prospectus, in connection with the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus, which has been sent or given to the shareholders of FNB United, contains important information. Before making any voting decision, FNB United’s shareholders are urged to read the joint proxy statement/prospectus carefully and in its

August , 2011

entirety because it contains important information about the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by FNB United with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the joint proxy statement/prospectus by contacting Phoenix Advisory Partners, FNB United’s proxy solicitor, at 110 Wall Street, 27th Floor, New York, NY 10005; telephone number (866) 304-2061 (for stockholders) or (212) 493-3910 (for banks and brokers).